Mail Stop 4561

May 23, 2008

Alan Schoenbaum
Senior VP, General Counsel & Secretary
Rackspace, Inc.
9725 Datapoint Drive, Suite 100
San Antonio, TX 78229

Re: **Rackspace, Inc.**
Registration Statement on Form S-1
Filed April 25, 2008
File No. 333-150469

Dear Mr. Schoenbaum:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on arrears not previously commented on. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March

31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

Front Cover Page of the Registration Statement

2.   Indicate by check mark whether the company is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

Prospectus Summary, page 1

3.   With respect to third-party statements in your prospectus, such as Tier1Research's estimate of the worldwide hosting market, please supplementally provide us with support for such statements. Please set forth the dates of all reports cited. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal expense and whether you commissioned any of the referenced sources.

The Offering, page 5

4.   Please disclose in your Use of Proceeds discussion whether you have at this time any agreements or commitments related to any specific acquisitions.

Risk Factors, page 8

5.   Please review each risk factor heading to ensure it clearly conveys the risk faced by investors. Many of the headings state a fact about your business without indicating the risks associated with that fact. For example, we note the following "[w]e may not be able to renew the leases on our existing facilities on terms acceptable to us, if at all", "[w]e may not be successful in protecting and enforcing our intellectual property rights" and "[o]ur use of open source software could impose limitations on our ability to provide our services." Please revise the headings in your risk factor section as necessary to ensure that they disclose the specific risk or risks to investors that you are discussing in the text. Additionally, rather than stating that a factor could "adversely affect" or "harm" your business, the headings should indicate what the adverse or harmful effects might be, such as reduced income or revenues or loss of customers.

"If we fail to hire and retain qualified employees…", page 13

6.   Consider expanding this risk factor to discuss, if appropriate, your dependence on your current management team and your employment arrangements with senior management, as discussed on pages 110 to 113. Disclose whether you maintain key man insurance on any of your senior managers.

<u>"Our operating results may fluctuate significantly…", page 14</u>

7.   Please revise your disclosure to omit the comprehensive list of factors that could cause
fluctuations in your operating results. These factors are repeated elsewhere in the Risk
Factors section as separate risks and are not necessary to explain this risk. Please limit the
disclosure under this subheading to a discussion of the specific risks to your investors
arising from fluctuations in your operating results.

<u>"Your ability to influence corporate matters may be limited…", page 28</u>

8.   Please revise the text of this risk factor to address whether any of your existing stockholders
have any agreements or understandings to act together in matters submitted for stockholder
approval.

<u>The Auction Process</u>

<u>How to Participate in the Auction, page 35</u>

9.   We note your disclosure that Goldman, Sachs & Co. and Merrill Lynch require investors to
have a pre-existing relationship with them prior to participating in the offering. Please
expand this disclosure to indicate whether investors who do not currently have a
relationship with either underwriter could establish such a relationship prior to the offering
so as to participate in the offering through an account with such underwriter.

10.   Please provide us with any material you or the underwriters have sent or intend to send to
potential purchasers, such as account opening forms. In addition please provide copies of
any materials relevant to the offering that you or your underwriters will display on a
website, including copies of the screens related to the auction process. Please also send us a
copy of the notice of acceptance that will be sent to successful bidders. Tell us when you
first sent materials or first intend to send them to potential purchasers and tell us what will
be displayed on your website and your underwriters' websites and at what times during the
offering. Tell us the procedures you or the underwriter will employ in making the offering
and how you will assure that this offer will meet the requirements of Section 5 of the
Securities Act and Rule 134.

<u>Use of Proceeds, page 44</u>

11.   Please revise your disclosure to specifically identify the growth activities which you intend
to finance with the net proceeds of this offering. For example, we note from your disclosure
on page 8 that you intend to increase your infrastructure through development of your new
headquarters in San Antonio, expand your data center capacity and expand your operations
internationally. Please clarify if you intend to use the net proceeds of this offering for these
activities. Specify the approximate amount intended to be used for each of these activities.

12.   We note that you may use a portion of the proceeds of this offering to repay outstanding
        borrowings under your revolving line of credit, which you entered into on August 31, 2007.
        We also understand that as of December 31, 2007, your outstanding indebtedness under
        your credit facility totaled approximately $57.3 million. Please clarify the maximum
        portion of the proceeds which you might subsequently decide to apply towards the
        repayment of this indebtedness. Please describe in this section how you have used the
        proceeds you have borrowed through your credit facility. See Instruction 4 to Item 504 of
        Regulation S-K. Please describe the factors you will consider in determining whether to
        apply offering proceeds towards the payment of this indebtedness, and whether you have
        determined that you will repay the debt using offering proceeds in specific circumstances,
        such as a further covenant default.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 51

13.   Consider expanding your disclosure to discuss the events, trends, risks, and uncertainties
        that management views as most critical to the company's revenues, financial position,
        liquidity, plan of operations and results of operation. See Release No. 33-8350 (December
        29, 2003). For example, consider discussing the effect of increased energy costs on your
        operating results. Also, consider discussing some of the development plans you have
        disclosed elsewhere in your prospectus which may have an effect on your operating results.
        For example, consider discussing your plans for expanding your data centers and for
        developing new hosting services. In your discussion, you should address projected
        timeframes related to these plans and the costs associated with implementing the plans.

Critical Accounting Policies, page 58

General

14.   Tell us whether you considered including a discussion of your accounting policies and
        estimates related to leases.

Share-based Compensation, page 60

15.   Please provide us with the following information in chronological order for stock option
        grants and other equity-related transactions for the one-year period preceding the most
        recent balance sheet date:

        •   the nature and type of stock option or other equity-related transaction;
        •   the date of grant/issuance;
        •   description/name of option or equity holder;
        •   the reason for the grant or equity-related issuance;
        •   the number of options or equity instruments granted or issued;

- the exercise price or conversion price;
- the fair value of underlying shares of common stock;
- adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;
- the total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;
- the amount and timing of expense recognition; and
- indicate for each option grant or equity-related transaction the valuation methodology used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

Continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.

16. Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.

17. We note that the fair value of your common stock has increased from $2.50 on January 1, 2006 to $7.48 on December 31, 2007. Despite nearly tripling over this two-year period, your disclosures regarding these values are brief and provide few specifics that would allow readers to fully understand the reasons for the change in value. Please revise your disclosures substantially to discuss the significant intervening events within the company, assumptions, and methodologies used in determining fair values over this period. You should provide quantitative data regarding your financial performance, assumptions and weighting to the extent possible. In addition, discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined as of the date of each grant and equity related issuance. We may have further comment after reviewing your substantially revised disclosures.

18. For each third-party valuation, tell us the valuation date and whether you obtained a contemporaneous or retrospective valuation. Also, consider disclosing this information.

19. Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

20. In addition, when you refer to a third-party valuation specialist, you should disclose the name of the specialist and include the expert's consent following Securities Act Rule 436(b) of Regulation C.

Results of Operations

Year Ended December 31, 2006 and 2007

Net Revenue, page 64

21.   We note your disclosure that price is a primary competitive factor in your market. Your discussion of revenues should indicate the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of the services provided. If price changes have affected your operations, discuss the specific conditions or events that led to price changes in particular periods, and describe the strategy that management pursued in selecting and implementing price changes. Your expanded disclosure should also include a discussion of pricing pressure in your industry.

Recurring Revenue, page 64

22.   We note that you discuss "recurring" revenues. Please tell us how you considered whether this is a non-GAAP measure. In addition, tell us whether revenues related to a customer that cancels service are considered "recurring." For example, tell us whether revenue related to a customer that cancels during the year would be considered "recurring" for that fiscal year. If you consider such revenues to be "recurring" and this has occurred to any material extent, consider clarifying your disclosure.

23.   Consider revising to quantify the amount of the increase in revenue attributed to new and existing customers. Also, in order to provide readers with additional insight into your sources of revenue, consider expanding your disclosures to include revenue disclosure by category of service as described in your business section. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Liquidity and Capital Resources

Operating Activities, page 70

24.   We note that your discussion of cash flows from operating activities is essentially a condensed summary of the major categories identified on the face of the statement of cash flows. This discussion does not appear to contribute substantively to an understanding of your cash flows. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affected your cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows such as changes in accounts receivable, accounts payable and accrued expenses and other non-current assets. Please revise your disclosures accordingly. Refer to section IV.B.1 of SEC Release No. 33-8350 for further guidance.

Internal Control Over Financial Reporting, page 72

25.   We note that the company has taken steps to correct the material weakness in its internal controls over financial reporting. Disclose any material costs associated with your remedial actions that you have incurred (or that you expect to incur).

Business

Intellectual Property Rights, page 84

26.   Please expand your disclosure to discuss the specific importance of your intellectual property rights to your business. In this regard, your disclosure appears to address the more general aspect of protection of intellectual property rights rather than the specific importance of your patent, copyrights and trademarks. Please also expand your disclosure to include a complete description of your patent and trademarks. See Item 101(c)(1)(iv) of Regulation S-K.

Facilities, page 86

27.   Please revise your disclosure to make clear that you lease your data center space. Please also clarify whether you lease your office space in Austin, London, Amsterdam and Roanoke. See Item 102 of Regulation S-K.

Management, page 88

28.   Please expand your disclosure regarding Mr. Bishkin's business experience to clarify the portion of the most recent five year period in which he has served as president of the general partner of Isom Capital Partners I through IV.

Executive Compensation

Cash Bonus, page 100

29.   We note your disclosure on page 101 that the compensation committee has the discretion to increase a NEIP payout. Please disclose whether the compensation committee also has the discretion to decrease a payout under NEIP.

30.   We note your disclosures on page 102 that the NEIP payouts for 2007 were earned and paid quarterly based on the achievement of quarterly economic profit targets and that the company failed to meet its quarterly economic profit target for the fourth quarter of 2007. It appears from the chart appearing on the bottom on page 101 that the company also failed to meet its quarterly economic profit targets in the first and second quarters of 2007. Please explain. Also, please explain how the percentages in the fourth column of the chart, "NEIP

Payout as a Percentage of Target," were calculated. Please show how the 2007 quarterly NEIP bonuses were calculated for one for your named executive officers.

Equity Incentives, page 104

31.   Please disclose the target grant size for your chief executive officer for the March 5, 2008 options grant and discuss the factors that the compensation committee considered in setting this target.

Summary Compensation Table, page 107

32.   The discretionary bonuses listed under the "bonus" heading in your summary compensation table do not appear to be discussed in your Executive Compensation narrative disclosure. Please revise your disclosure to discuss why these bonuses were paid to your named executive officers.

Certain Relationships and Related Party Transactions

Sale of Partnership Interest, page 125

33.   Please summarize the material terms of the agreement relating to your purchase of the limited partnership interest Chairman Weston in January 2007. Please file agreements related to this transaction as exhibits. See Item 601(b)(10) of Regulations S-K.

Corporate Opportunity Waiver, page 127

34.   Please expand your disclosure to discuss the factors considered in choosing to waiver the corporate opportunity doctrine with respect to your non-employee directors.

Policies and Procedures for Related Party Transactions, page 127

35.   Please disclose the company's policies and procedures, if any, which were in place for reviewing and approving related party transactions for the last three fiscal years. See Instruction 1 to Item 404 of Regulation S-K.

Director Compensation for Year Ended December 31, 2007

36.   We note that Mr. Weston has been excluded from the director compensation table because he is an executive officer of your company. However, you do not disclose the executive office that Mr. Weston holds in your management discussion on page 88, nor do you include his compensation in your executive compensation discussion. Please explain.

Principal and Selling Stockholders, page 129

37.   Please describe in materially complete terms the transactions whereby the shares to be resold by the selling shareholders were issued. Please disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares received by them.

38.   Please tell us whether any of the selling stockholders that are legal entities are broker-dealers or affiliates of broker-dealers. If any selling stockholders are registered broker-dealers who acquired their shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services, they should be named as underwriters. With respect to any affiliates of registered broker-dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Underwriting, page 148

39.   Please provide a description of the indemnification provisions in your underwriting agreement here and in Item 14 of Part II. See Item 508(g) of Regulation S-K.

Where You Can Find Additional Information, page 152

40.   Please correct the address of the SEC. We are located at 100 F Street, NE., Washington, DC 20549.

Consolidated Financial Statements

General

41.   Please revise your registration statement to include updated financial statements. Refer to Rule 3-12 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

42.   Please revise to indicate the city and state where issued in accordance with Rule 2-02(a)(3) of Regulation S-X.

Notes to Consolidated Financial Statements

3. Summary of Significant Accounting Policies

Revenue and Deferred Revenues, page F-11

43.   Tell us and revise to disclose how the existence of your service level commitments affects
        your revenue recognition. Refer to the relevant revenue recognition guidance in your
        response.

44.   Tell us and revise to disclose how you apply EITF 00-21 to multiple-element arrangements.
        Your disclosures should address how you determine units of accounting and allocate value
        to the deliverables.

45.   Tell us and revise to disclose the length of your subscription periods and the expected lives
        of customer relationships.

46.   Explain how you account for revenues and costs of revenues for transactions initiated
        through your channel partners. As part of your response, please tell us how you considered
        the guidance in EITF 99-19.

12. Leases

Capital and Finance Method Leases, page F-23

47.   We note that you have prepaid a capital lease for, and appear to be involved in the
        construction of, your new headquarters building. Please provide us with a detailed
        description of the transactions related to this building. As part of your response, reconcile
        the amounts disclosed in footnotes 7 and 12 related to this project and describe your
        accounting conclusions. In particular, your response should refer to the leasing literature
        and should clearly explain how that literature was applied.

Part II

Item 13. Other Expenses of Issuance and Distribution, page II-1

48.   Please indicate if any portion of the expenses you identify will be borne by the selling
        shareholders.

Item 16. Exhibits and Financial Statement Schedules, page II-4

49.   Please file the executed offer letters with Messrs. Reinus and Kleber as exhibits. See Item
        601(b)(10)(iii)(A) of Regulation S-K.

* * * * *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Edgar at (202) 551-3459 or Mark Kronforst at (202) 551-3451 if you have questions or comments on the financial statements and related matters. For all other questions, please contact Matthew Crispino at (202) 551-3456 or, in his absence, me at (202) 551-3462. If you require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief

cc: Via Facsimile (512) 338-5499
       Brian K. Beard, Esq.
       Wilson Sonsini Goodrich & Rosati
       Telephone: (512) 338-5400